EXHIBIT 99.1

Till Capital Cancels and Reschedules Annual General Meeting

HAMILTON, Bermuda, July 16, 2015 (GLOBE NEWSWIRE) -- Till Capital Ltd. (NASDAQ:TIL) (TSX.V:TIL) (the "Company" or "Till") advises that it intends to cancel and reschedule its Annual General and Special Meeting (the "Meeting"), which was originally to be held on July 21, 2015. The cancellation and rescheduling will provide adequate time to amend and reissue the original Management Information and Proxy Circular (the "Original Circular") dated June 15, 2015, which was mailed to all shareholders as of the record date on June 23, 2015. This Original Circular is null and void. Notice of the date, time and location of the rescheduled Meeting will be provided shortly to all shareholders as of the record date, and the Company will issue a new Management Information and Proxy Circular (the "New Circular") in advance of the rescheduled Meeting. The New Circular will be filed with SEDAR and EDGAR and posted to the Company's website.

Till Capital Ltd.

Till Capital Ltd. is a Bermuda-domiciled company with two wholly-owned subsidiaries, Omega Insurance Holdings Inc. and Resource Re Ltd.  Omega Insurance Holdings Inc. owns Omega General Insurance Company, a Canadian insurance company offering innovative and customized insurance industry solutions, including fronting and run-off services for insurers/reinsurers, within the Canadian marketplace. Omega Insurance Holdings Inc. also operates Focus Group Inc., a consulting and project management company servicing the local and international needs of its Property Casualty Insurance clients. Resource Re Ltd. is a Bermuda-domiciled reinsurance company regulated by the Bermuda Monetary Authority with a Class 3A insurance license directed to underwrite reinsurance policies within a long term investment strategy. Through its regulated subsidiaries, the Company has been structured to produce underwriting profits as well as above average returns on assets under management.

Cautionary Note

At this time, the Company has no current plans to provide earnings guidance due to the volatility of investment returns.

The Till Capital shares are restricted voting shares, whereby no single shareholder of Till Capital is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till Capital shares (the "9.9% Restriction"). However, if any one shareholder of Till Capital beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till Capital shares, the 9.9% Restriction will cease to apply to the Till Capital shares.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Till Capital or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Trading in the securities of Till Capital should be considered speculative.

Neither the TSX Venture Exchange nor its Regulatory Service Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Bermuda Monetary Authority accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward Looking Information

The information contained in this news release includes forward-looking statements as that term is used in US federal securities laws and Canadian securities laws. The Company intends for these forward-looking statements to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1955 in the United States. Forward-looking statements reflect the expectations of management and consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations, assumptions or intentions regarding the future. These forward looking statements can generally be identified by phrases or statements such as "plan", "expect", "will", "should", and "attempt". Particular risks applicable to forward looking information contained in this news release include risks associated with the following: 1) the Company's ability to successfully raise equity capital pursuant to the Proposed Financing; 2) TMC's management of a minimum of 25% of the Company's reinsurance related assets; 3) the designee of the strategic investor(s) management of the balance of the Company's reinsurance related assets; and 4) the Company's ability to engage another Bank to raised equity capital. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements are made as of the date of this corporate presentation and, except as required by law, the Company assumes no obligation to update these forward-looking statements, or to update the reasons why actual results differed from those projected in the forward-looking statements. Readers are cautioned not to rely on forward looking information as a result.

CONTACT: For additional information:

         Till Capital Ltd.
         William M. Sheriff
         Chairman and Chief Executive Officer
         (208) 635-5415
         info@tillcap.com
         www.tillcap.com